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                       February 25, 2021

       Ketan Thakker
       Chief Executive Officer
       RDE, Inc.
       5880 Live Oak Parkway, Suite 100
       Norcross, Georgia 30093

                                                        Re: RDE, Inc.
                                                            Post-Qualification
Amendment to Form 1-A
                                                            Filed February 17,
2021
                                                            File No. 024-11310

       Dear Mr. Thakker:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at
(202) 551-3442 with
       any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services
       cc:                                              Ernest Stern